Exhibit 21.1

Subsidiaries—as of December 31, 2007

Company Name	State or country of incorporation or organization	Voting percent owned directly or indirectly by registrant	Notes

China Kangtai Cactus Bio-tech Company Limited	British Virgin Islands	100%
Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd.	People’s Republic of China (“PRC”)	100%
Guangdong Taishan Kangda Cactus Hygienical Food Co., Ltd.	PRC	100%